EXHIBIT 99.1

NEWS RELEASE TSX: ELD NYSE: EGO	January 20, 2026

Eldorado Gold – Transformational Growth in Greece in 2026

(All amounts expressed in U.S. dollars unless otherwise noted)

VANCOUVER, BC - Eldorado Gold Corporation (TSX:ELD) (NYSE:EGO) (“Eldorado” or “the Company”) is pleased to provide an update on its high-quality growth projects in Greece, which are expected to deliver transformational value for the Company in 2026 and beyond. Greece remains key to Eldorado’s strategy, with three projects, Skouries, Olympias Expansion, and Perama Hill, advancing as planned, positioning the Company for significant production growth, improved margins, and enhanced cash flow.

Highlights

•	Skouries Project Advancing Towards First Concentrate Production
o	First concentrate production is expected towards the end of Q1 2026 and commercial production expected in mid-year.
o	Overall progress has reached 90% when including the first phase of construction, and 78% for phase 2 of construction as of December 31, 2025.
o	Mechanical completion for all six tailings filters has been achieved.
o	Open pit mining is progressing ahead of schedule, with significant ore stockpiles being established for plant start-up.
o	Underground mining successfully completed the first of two test stopes, with ore stockpiled on surface.
o	Processing and maintenance teams are fully staffed and actively engaged in training and pre-commissioning activities.
o	Commercial terms for concentrate off-take agreed to with leading trading firms, with strong copper market fundamentals supporting favourable terms.

•	Olympias Expansion Underway
o	Construction progress continues with earthworks advancing, infrastructure upgrades underway and all mill expansion equipment on site.
o	Construction completion is expected in Q3 2026, with ramp-up expected in Q4 2026.
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New concentrate contracts executed for 2026 feature substantially improved payability and treatment terms compared to 2025, providing a significant uplift to cash flow. These improved terms reflect strong market conditions and Eldorado’s strategic marketing efforts.

•	Perama Hill Advancing Toward Development
o	The Environmental Impact Assessment (EIA) was submitted in December 2025.
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Community engagement is underway to ensure transparent dialogue and incorporate stakeholder feedback. Two consultation processes are expected to commence over the coming months, one led by the Greek State and one by Eldorado.

o	A high-quality project team has been established based in Thrace (Alexandroupolis), and G Mining Services Inc., have been engaged to complete an updated feasibility study.

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“Our dedicated team at Skouries delivered an exceptional year,” said George Burns, Chief Executive Officer. “With the mill and crushing circuits mechanically complete, underground development and open pit mining ahead of schedule, and the filtered tailings plant nearing completion, the team is working to keep momentum and safely deliver the first concentrate production towards the end of Q1 2026. While the filtered tailings plant and tails handling remains on the critical path, the key remaining risk is completing the electrical and instrumentation work across the site. However, we have good visibility on the required personnel to meet our first concentrate target.  Skouries is a cornerstone asset for Eldorado, one that is expected to generate meaningful gold and copper production and strong cash flow for decades while providing lasting economic benefits to Greece.

Beyond Skouries, we are equally excited about progress at Olympias, where the mill expansion to 650,000 tonnes per annum from 500,000 tonnes per annum is advancing toward completion later this year. This is expected to unlock significant value through higher throughput, while improved concentrate terms will also support stronger cash flow. Furthermore, 2026 is shaping up to be an exciting year for the Olympias exploration team, with multiple high-value targets identified near our existing operation.

At Perama Hill, the submission of an EIA and ongoing community consultation marks an important step toward the development of this high-grade, low-cost project. Together, these projects, as well as promising regional exploration, underscore Greece’s transformational impact on Eldorado’s future, positioning us for sustainable growth and delivering enhanced shareholder value. Our focus continues to be commissioning at Skouries and executing a disciplined, safe ramp-up while maintaining momentum across our entire Greek portfolio.”

Skouries – Advancing Towards First Concentrate Production

The Skouries Project, part of the Kassandra Mines complex, is located within the Halkidiki Peninsula of Northern Greece and is a copper-gold porphyry project. In January 2022, Eldorado published the results of the Skouries Project Feasibility Study with a 20-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper or approximately 240,000 gold equivalent ounces1.

First production of copper-gold concentrate is expected towards the end of Q1 2026, and commercial production expected in mid-2026. Production and cost guidance will be provided as part of the Company’s overall guidance, expected to be released on February 19, 2026.

Concentrate Off-Take Agreements

Commercial terms for concentrate off-take have been agreed to with contract execution expected in the coming weeks. Concentrate off-take agreements will cover approximately 80% of the copper concentrate for a 2 to 3 year term depending on the agreement and with the market for clean copper concentrate tight we expect to achieve significantly better economic terms than those assumed in the 2022 feasibility study assumptions.

Capital Estimate

In Q1 2025, the capital cost estimate was revised to $1.06 billion and the project remains fully funded. The Commercial Loan Facility and the RRF Facility totalling €680.4 million ($798.9 million) are fully drawn.

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As we report Skouries capital costs in US dollars, the persistent strength of the Euro through the end of 2025 has led to an unfavorable foreign exchange impact, estimated to be approximately $43 million (through to commercial production). The impact to our cash balances has been materially mitigated through foreign exchange gains of approximately $20 million on Euro cash holdings through the end of 2025.

Project capital totalled approximately $137 million2 in Q4 2025 and approximately $475 million2 for 2025, slightly higher than the revised guidance range of $440 to $470 million as we continued to accelerate work across several non-critical path areas while proactively advancing site-wide de-risking initiatives. At December 31, 2025, cumulative project capital invested towards phase 2 of construction totalled $980 million2.

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In Q1 2025, an additional $154 million was allocated for accelerated operational capital to complete additional pre-commercial underground and open-pit mining and accelerate the purchase of higher capacity mobile mining equipment (originally expected to be purchased post commercial production as part of the contract mining fleet).

Accelerated operational capital costs are expected to increase through to commercial production by approximately $24 million to support:

•	Further accelerated underground development: Development rates are exceeding plan with multiple headings opened. We expect to continue accelerating development rates through 2026 to de-risk underground production and facilitate a faster ramp up of the underground in 2027. This will also allow us to increase the number of test stopes planned for 2026 from two to four, resulting in an addition of approximately 145,800 tons in 2026.
•	Increase stope widths from 15 metres to 20 metres, resulting in an addition of approximately 24,300 tons per stope thereby increasing productivity and lowering costs.

Accelerated operational capital was approximately $35 million2 in Q4 2025 and approximately $86 million2 for 2025, in line with the guidance range of $80 to $100 million. As of December 30, 2025, cumulative accelerated operational capital totalled approximately $93 million2.

Construction Activities

As at December 31, 2025, overall project progress was 90% when including the first phase of construction and 78% complete for phase 2 of construction.

Primary Crusher

Progress continues on the construction of the crusher building structure with the concrete now complete. The primary crusher is mechanically complete and set in position, with work continuing on finalizing the electrical installations.  Conveyors from the primary crusher through the coarse ore stockpile to the process plant have been installed and belt installations commenced in January 2026.

The stockpile dome foundation is complete, and assembly of the dome structure is progressing. Two of the three reclaim feeders and associated chute work have been installed, with pre-assembly underway on the remaining reclaim feeder. Installation of the prefabricated electrical distribution room is scheduled for late January 2026.

Process Plant

Work in the process plant remains focused on mechanical installations, piping, cable tray and cabling in preparation for first ore. High and medium voltage electrical distribution from multiple substations within the process plant network are advancing, and the control building structure is complete with electrical work underway across all areas.

The lime plant, flotation blowers and compressors buildings are mechanically complete. The prefabricated electrical distribution room for the compressors has been installed, with cable and terminations progressing.  Reagent areas are advancing well through various stages of mechanical, piping and electrical installations.

Thickeners

Two of the three tailings thickeners required for initial start-up are mechanically complete, with electrical cabling and instrumentation installation underway. The third tailings thickener is not required for start-up and is progressing in line with its planned start-up following first concentrate production.

Water testing has been completed, and piping installations have advanced as the pipe rack installations are completed. Work is advancing on the associated infrastructure, including the pumphouse building piping and electrical work and tank installations in the flocculant building. Electrical installations in the thickeners’ secondary substation building are in progress, with cable and terminations planned for late January 2026.

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Filtered Tailings Plant

Work continues to progress on the filtered tailings plant, which remains on the critical path. The filtered tailings building structural steel installation is substantially complete, with cladding of the building planned to commence by the end of January 2026.

Mechanical work advanced with all six filter presses and associated swivel doors, feeders and conveyors completed.  Pipe and cable tray installation progressed as planned. The compressor building steel structure is complete, and all six compressors and air receivers are mechanically complete.

The filter plant tank farm construction has progressed with three tanks complete and the remaining two tanks assembled and water-tested, with internal coating work now underway. The clarifier water tank construction has progressed to plan.

The prefabricated electrical distribution room has been installed, with cable tray and electrical installation advancing.

Work continues on tailings handling infrastructure including a horizontal and downslope stacking conveyor system. This area brings some added complexity, but the team is actively managing it.

Powerline

The powerline, main and secondary substations are advancing to support start-up in Q1 2026. Designs have been approved by the relevant authorities and procurement activities are substantially complete.  While these milestones reflect strong advancement, the schedule has been modestly compressed due to resource availability.

Commissioning Activities

Pre-commissioning of the concentrate filter presses has been completed, along with all water testing in the flotation cells and tanks. Pre-commissioning of the pebble crusher is complete, including first fills and completion of construction punch lists. The pebble crusher area has been energized, and hot commissioning of the conveying and process control systems has been completed.  Pre-commissioning of the fire, utility, and process water systems has started.  Piping and cable installations continued to ramp up during the quarter, with a focus on flotation, grinding, tails filtration, and primary crushing.  Commissioning of these areas is expected to commence as sub systems are completed by the construction team.

Integrated Extractive Waste Management Facility

Construction of the Karatzas Lakkos (KL) embankment progressed steadily, with continued advancement of underdrain installation, commencement of the engineered fill raise of the dam, and preparatory works for the next phase of cut-off trench construction.

Work is underway to prepare a dedicated area for the initial placement of tailings, which is expected to simplify the ramp-up process.

Construction of the low-grade ore (LGO) stockpile embankment continued, with the lower section advancing beyond the milestone elevation of 340 RL.

Enhancements were made to the construction of the Water Management System, notably the completion of the coffer dam and the implementation of a piling program to ensure the structural integrity of the KT2 diversion channel. The Water Management System performed well during recent rainfall events, protecting construction activities within the KL and LGO areas and ensuring that both contact and non-contact water diversion systems operated as planned.

The intermediate water treatment plant (IWTP) mechanical installations are well underway, while water treatment plant (WTP) foundation works commenced as planned.

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Accelerated Operations and Readiness

Open Pit Mining

The open pit mine successfully continued to ramp up during Q4 2025 with four crews operating ahead of plan in building ore stockpiles for the process plant start-up. At the end of Q4 2025, there was approximately 1.2 million tonnes of open pit and underground ore on stockpiles3, containing approximately 47.3 thousand ounces of gold and 12.5 million pounds of copper. Grade control drilling covering 95% of the Phase 1 open pit has been completed and confirmed the first three years of production.

Underground Development

Underground access development rates continued to accelerate. A total of 1,155 metres of underground development was completed in Q4 2025. During 2025, underground development totalled 3,092 metres, which was approximately 900 metres more development than budgeted during the year.

The test stope program delivered high quality results during the quarter. The first of two test stopes was completely mined out and the second test stope mining will be completed in February.  Each test stope mined to date is expected to provide approximately 72kt of ore, with dimensions of 60 metres in height and an area of 30 by 15 metres. Ore fragmentation has exceeded expectations, and stope cavity monitoring and extraction has met our expectations. This success has increased our confidence in the planned trial of four larger test stopes in 2026, each designed at approximately 97kt per stope with dimensions of 60 metres in height and an area of 30 by 20 metres per stope.

Semi-autonomous ore loading and open stope drilling, with operators on surface (no operator on the equipment), was successfully used during the mining of these two test stopes. This technology enables a single operator to control several pieces of equipment simultaneously, increasing safety, drill accuracy and productivity, reducing idle time between shifts and during blast clearance, and decreasing associated costs.

Processing

Additional testing of tailings filter cloths is underway for the infill drilling program and from bulk samples from the open pit ore already mined and stockpiled. An initial inventory strategy has been established to ensure operational resilience and continuity of supply of filter cloths. This strategy includes maintaining six complete cloth sets sourced from three different vendors.

Engineering and technical optimization efforts continued for the start-up tailings placement area, and operational readiness activities for tailings stacking.

Workforce

As at December 31, 2025, there were approximately 2,350 personnel working on site, including 415 Skouries employees of which 397 were Skouries operational personnel.

Skouries Multimedia

•	A progress update video can be found here: https://www.youtube.com/watch?v=0pMl17xABOY

•	Photos of the construction progress at Skouries can be viewed and downloaded via this link: https://eldoradogold.getbynder.com/web/6efc281ed22e50b/q4-2025-skouries-project-progress/

Olympias Expansion – Driving Operational and Financial Benefits

Expansion Project

Olympias is a long-life polymetallic operation in northern Greece with excellent prospectivity supported by recent drill results. Since restarting operations and achieving commercial production on December 31, 2017, the mine has advanced the expansion project, which remains firmly on track to increase processing capacity to 650,000 tonnes per annum from 500,000 per annum. Construction is progressing toward completion in Q3 2026 and ramp-up is expected in Q4 2026. The expansion focuses on enhanced grind, flotation and filtration capability which is expected to improve metallurgical performance across all metals.

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This brownfield expansion is expected to deliver higher throughput and improved recoveries, positioning Olympias as a key pillar in Eldorado’s portfolio. Key infrastructure upgrades, including earthworks and site facilities, are advancing as planned, supported by detailed engineering and permitting already in place.

Enhanced Commercial Terms and Cash Flow Impact

In addition to operational improvements, Olympias is expected to benefit from substantially improved concentrate off-take terms beginning in 2026. These new agreements feature higher payability, lower treatment charges and elimination of the VAT compared to 2025, providing a material improvement to cash flow and reinforcing the strategic importance of this asset. Combined with Skouries, Olympias is expected to play a critical role in transforming Eldorado’s production profile and cost structure, delivering sustainable value for shareholders and long-term economic benefits for Greece.

Perama Hill – Advancing Toward Development

Perama Hill is expected to deliver annual production of approximately 100,000 ounces of gold over an estimated initial eight-year mine life, providing strong returns and long-term economic benefits for Greece. This high-grade, low-cost gold-silver project is located in northeastern Greece, and represents a significant growth opportunity for Eldorado and the Thrace region, with strong prospectivity and potential to extend the mine life beyond its initial estimate. The Environmental Impact Assessment (EIA) was submitted in December 2025. This milestone underscores Eldorado’s commitment to advancing the project responsibly and in alignment with regulatory requirements.

Community Engagement and Next Steps

Two parallel community consultation processes are expected to commence in the coming months: one led by the Greek State and another by Eldorado, ensuring transparent dialogue and stakeholder participation. Pending EIA approval, anticipated in H2 2026, construction could commence as early as 2027.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Türkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

1 Gold equivalent ounces (GEO): Calculated by converting copper pounds produced into a gold equivalent using budgeted commodity prices for the relevant period: 2026–2027: $4,000/oz gold and $5.00/lb copper; 2029 and beyond:  $3,000/oz gold and $4.50/lb copper.

2 These figures are preliminary in nature.

3  Skouries: Stockpiled Ore

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Skouries: Stockpiled Ore
	Tonnes (x1000)	Au (g/t)	Cu (%)	Contained Au (koz)	Contained Cu (Mlbs)
As of Sep. 30, 2025	349	1.00	0.4	11	3
As of Dec. 30, 2025	1,200	1.20	0.47	47.3	12.6

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “estimates”, “expects”, “forecasts”, “guidance”, “intends”, “plans”, “projected” or “scheduled” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: management’s belief that its projects in Greece will deliver transformational value; and generally future strategic focus in Greece; with respect to the Skouries Project: timing of first concentrate production and commercial production, expected length of production and economic benefits of the project to Greece, expected mine life and average annual production, expected gold and copper (gold equivalent) production in 2026; expected benefits and terms of new concentrate contracts, overall project capital estimate, expected additional accelerated operational capital, anticipated Euro to USD FX impact, specific construction, commissioning and processing activities and the timeline associated with each, mineral resource and mineral reserve estimates associated with stockpiled ore, timing to complete the second test stope mining and a planned trial of four larger test stopes in 2026,  expected expanded stope widths and the impact of grade control drilling; with respect to Olympias: management’s believe in the prospectivity of the project, timing of commissioning and ramp-up of the expansion, expected impacts of new concentrate contract terms, expected benefits of the brownfield expansion and expected exploration activities including management’s views thereon; with respect to Perama Hill: expectations to continue development and the Company’s beliefs of the benefits of this project, expected timing of EIA approval and contingent timing of construction, expected mine life and annual production, plans to update a feasibility study, management’s belief that mine life could be extended and the prospectivity of the project; expected timing of the Company’s guidance release; and generally, our strategy, plans, goals and priorities.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold, copper and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in.

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More specifically, with respect to the Skouries Project and updates, we have made additional assumptions regarding: our ability and our contractors’ ability to recruit and retain labour resources within the required timeline; labour productivity, rates, and expected hours; inflation rates; the expected scope of project management frameworks; our ability to continue executing our plans relating to the Skouries Project on the estimated existing project timeline and consistent with the current planned project scope; the timeliness of shipping for important or critical items; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper, and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.

In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release.  Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: development risks at Skouries and other development projects; risks relating to our operations in foreign jurisdictions; risks related to production and processing; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; geotechnical and hydrogeological conditions or failures; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this news release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

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With respect to the Skouries Project, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project which in turn may cause delays in the commencement of production, and further increase to the costs of the Skouries Project.  The specific risks, certainties and other factors include, among others: increase the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability, and the ability of our construction contractors to recruit the required number of personnel (both skilled and unskilled) with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience, and ability to work on site; our ability to increase productivity by, among other things, adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to third-party contractors, including reduced control over aspects of the Company's operations,  and/or the ability of contractors to perform at required levels and according to baseline schedules and any commercial disputes that may arise from a contractor’s failure to meet these requirements; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality; impacts to overhead costs related to the schedule; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, substation, waste management facilities,  embankments, tailings conveyor and control centre; the timely receipt of necessary permits and authorizations; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions, or labour unrest; unexpected inclement weather and climate events, including short and long duration rainfall and floods; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; and our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries Project.  Our project capital and accelerated operational capital costs at Skouries are incurred primarily in Euros but are reported in US dollars and are therefore sensitive to fluctuations in the EUR:USD exchange rate.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Qualified Person

Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this news release and verifying the technical data disclosed in this document relating to our operating mines and development projects.

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